Exhibit 99.1

Allied Esports Entertainment Announces Third Quarter 2019 Financial Results

Third Quarter 2019 Revenue of $6.0 Million, Up 10% Year-Over-Year

IRVINE, Calif. (November 12, 2019) – Allied Esports Entertainment, Inc. (NASDAQ: AESE) (“Allied Esports” or the “Company”), a global esports entertainment company, today announced its financial results for the third quarter ended September 30, 2019 as well as an update on several key business initiatives. As previously announced, the Company was formed on August 9, 2019 as a result of the completion of a business combination among Black Ridge Acquisition Corp., Allied Esports International, Inc., WPT Enterprises, Inc. and other affiliates.

Commenting on the Company’s third quarter results, Allied Esports CEO, Frank Ng, said, “In our first quarter as a public esports company, Allied Esports delivered solid results driven by continued execution of our operating model along with early benefits from our strategic alliances with Simon and TV Azteca. At the topline, total revenues expanded more than 10% compared to the third quarter of last year, with each of our three strategic pillars—In-person, Multiplatform Content, and Interactive—generating year-over-year growth. I am also pleased with the progress we are making in our partnership with our strategic investors, Simon and TV Azteca, as evidenced by the launch of the Simon Cup esports tournament as well as the premier of WPT® television programming and social gaming in Mexico across various distribution channels via TV Azteca. Looking ahead to the fourth quarter, momentum continues to build and we expect a strong finish to the year.”

Third Quarter 2019 Financial Results

Revenues: Total revenues in the third quarter of 2019 increased 10.2% to $6.0 million from $5.5 million in the third quarter of 2018, reflecting growth from all strategic pillars.

In-person revenues increased by approximately $0.4 million, or 17%, to approximately $2.6 million for the third quarter of 2019 from approximately $2.2 million in the third quarter of last year. The increase in In-person revenues is driven by the Allied business, particularly revenue generated from Allied Esports’ flagship venue, the HyperX Esports Arena Las Vegas, which opened its doors in March of 2018.

Multiplatform Content revenues increased by approximately $0.1 million, or 9%, to approximately $1.0 million for the three months ended September 30, 2019 from approximately $0.9 million for the three months ended September 30, 2018. The increase in Multiplatform Content revenues all relate to the WPT business, with increased sponsorship revenue of $0.2 million being the greatest contributor.

Interactive revenues increased by approximately $0.1 million, or 4%, to approximately $2.4 million for the third quarter of 2019 from approximately $2.3 million in the prior year quarter. The increase in Interactive revenues all relates to the WPT business. Increases in product licensing revenue ($0.1 million) and social gaming revenue ($0.2 million) were the primary drivers for the increase. WPT managed social gaming in-house in 2018, but has licensed out the product, resulting in a $0.2 million decrease in the third quarter of 2019 period as compared to a year ago.

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	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018

Revenues
In-person	$2,586,965	$2,202,443	$8,887,366	$6,068,081
Multiplatform content	1,031,383	949,345	3,540,373	2,121,645
Interactive	2,423,193	2,328,453	7,187,196	7,009,570
Total Revenues	6,041,541	5,480,241	19,614,935	15,199,296

Costs and expenses: Total costs and expenses for the third quarter decreased 17.1% to $9.9 million from $11.9 million in the third quarter of 2018. The year-over-year decrease was primarily related to the $3.3 million impairment investment in the prior year period without a corresponding expense in the third quarter of 2019. This was partially offset by increased In-person expenses and higher SG&A, including public company costs.

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018

Costs and expenses
In-person (exclusive of depreciation and amortization)	1,196,572	975,254	2,901,220	3,992,607
Multiplatform content (exclusive of depreciation and amortization)	786,706	860,332	2,907,827	2,033,834
Interactive (exclusive of depreciation and amortization)	569,478	612,786	1,976,012	1,903,347
Online operating expenses	172,879	129,770	489,269	1,541,789
Selling and marketing expenses	705,714	302,508	2,644,645	3,143,563
General and administrative expenses	4,711,692	3,871,179	13,378,166	12,364,722
Depreciation and amortization	1,716,103	1,892,665	5,133,947	5,228,709
Impairment expense	–	3,252,545	600,000	7,590,205
Total Costs and Expenses	9,859,144	11,897,039	30,031,086	37,798,776

Net loss attributed to Allied Esports for the third quarter of 2019 improved to $4.3 million, compared to a net loss of $6.7 million in the prior year period.

Third quarter adjusted EBITDA, a non-GAAP measure, was ($2.1) million from ($1.2) million in the third quarter of 2018. A reconciliation of the GAAP-basis net loss to adjusted EBITDA is provided in the table at the end of this press release.

At quarter-end, the cash position totaled $14.3 million, including $5.0 million of restricted cash, compared to $10.5 million at December 31, 2018. The increase was due to the proceeds from the merger. The Company’s convertible debt totaled $14.0 million. As of September 30, 2019, the Company’s basic and diluted common shares outstanding totaled 23.1 million shares.

Operational Update

Allied Esports

The Company held 85 events at its flagship location, HyperX Esports Arena Las Vegas, during the quarter, including notable events such as, Twitch Prime Crown Cup, EVO Official Red Bull After Party, HyperX Kickoff to WoW Classic, Newegg FragFest and the Company’s lineup of weekly original programming, including Wednesday Whiffs, Friday Frags and Saturday Night Speedway.

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The HyperX Esports Trucks in North America and in Europe activated with sponsors such as HyperX, Lenovo, Intel, Warsteiner and Acer, and were deployed at eight events, including Anime Expo, VidCon, Gamescom, Wacken Open Air, GameStop Expo and Scotland’s Resonate Total Gaming Festival.

Fortress Esports, the newest member of the Allied Esports Property Network covering Australia and New Zealand, released renderings and announced the planned opening of its first location in 2020 at Australia's largest shopping mall, Emporium, in Melbourne, Australia.

Allied Esports and TV Azteca produced two esports events out of Mexico City: Glory Road, a Smash Ultimate event featuring top players Samsora and 2019 EVO Champion, MKLeo, and Kombat to Glory, a Mortal Kombat event with Captain Morgan. The events were live streamed across TV Azteca’s social and digital platforms.

As part of its strategic partnership with Simon, the Company launched a new national esports tournament in the third quarter, the Simon Cup, which exemplifies all three pillars of Allied Esports’ three pillar strategy. The tournament combines online and in-person qualifying rounds and events in the New York and Los Angeles markets and was activated using on-mall advertising inventory at 13 Simon destinations, with appearances by popular influencers from FaZe Clan to drive participation. The Grand Final will be streamed live from HyperX Esports Arena Las Vegas on November 23, 2019 on Allied Esports’ distribution channels as well as simulcast on popular FaZe Clan member NickMercs' Twitch channel. Through this partnership, the Company has developed an online platform enabling participant registration and tournament results tracking while creating a replicable offering together with Simon that engages with sponsors and retailers.

World Poker Tour®

A localized version of the WPT television show for the Mexico market premiered on Channel 7 in July and coincided with the launch of the social gaming platform in Mexico, WPTGO. The show has already garnered more than 2.5 million weekly viewers.

Season XVII of the World Poker Tour featured more than 60 global events, which will likely grow higher in Season XVIII, starting with the Zynga Poker WPT500 in Las Vegas. The WPT and its naming sponsors, Baccarat and Hublot, enter another season of partnership for Season XVIII.

In September, the World Poker Tour hosted global events across 10 countries and 4 continents, including Asia, Africa, Europe, and North America. The WPT set records for the largest prize pool in Vietnamese poker history at WPT Vietnam and advanced its partnership with PartyPoker LIVE by hosting WPT UK at Dusk Till Dawn Casino.

On September 20, WPT announced a four-year partnership with Club Pierre Charon to host WPTDeepStacks Paris – the first-ever WPTDeepStacks event held in Paris.

Corporate Developments

On August 9, 2019, Black Ridge Acquisition Corp. completed its business combination with the entities comprising Allied Esports and WPT, pursuant to which those entities became wholly-owned subsidiaries of Black Ridge Acquisition Corp. As part of the transaction, Black Ridge changed its name to Allied Esports Entertainment, Inc. Shares of common stock continue to trade on the NASDAQ Capital Market under the new ticker symbol “AESE”, and warrants trade on the OTC Markets under the new ticker symbol, “AESEW”.

On September 30, 2019, the Company announced the appointment of Anthony A. Hung as Chief Financial Officer, effective September 24, 2019. Mr. Hung brings nearly 30 years of finance, strategy and operational expertise to Allied Esports. Mr. Hung replaces Kenneth DeCubellis, who stepped down from his role as Chief Financial Officer and Treasurer on September 24, 2019. Mr. DeCubellis will remain with the Company through the end of the year as a consultant to help ensure a smooth transition.

Third Quarter 2019 Conference Call

The Company will host a conference call today at 1:30 p.m. Pacific Time / 4:30 p.m. Eastern Time to discuss its third quarter 2019 financial results. Participants may join the conference call by dialing 1-855-327-6837 (United States) or 1-631-891-4304 (International).

A live webcast of the conference call will also be available on Allied Esports’ Investor Relations site at http://ir.alliedesportsent.com. For those unable to participate in the conference call, a telephonic replay of the call will also be available shortly after the completion of the call, until 11:59 pm ET on Tuesday, November 26, 2019, by dialing 1-844-512-2921 (United States) or 1-412-317-6671 (International) and entering the replay pin number: 10008058.

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About Allied Esports Entertainment

Allied Esports Entertainment (NASDAQ: AESE) is a global esports entertainment venture dedicated to providing transformative live experiences, multiplatform content and interactive services to audiences worldwide through its strategic fusion of two powerful entertainment brands: Allied Esports and the World Poker Tour (WPT). Allied Esports Entertainment was created in August 2019 when Black Ridge Acquisition Corp. completed its business combination with Allied Esports and WPT Enterprises.

Allied Esports is an award-winning, innovative esports company comprised of a global network of dedicated esports properties and content production facilities. Its mission is to connect players, streamers and fans around the world through integrated arenas, including its flagship venue, HyperX Esports Arena Las Vegas, its fleet of mobile esports trucks, the HyperX Esports Trucks, and affiliate members of the Allied Esports Property Network, which serve as both competition battlegrounds and everyday content generation hubs.

World Poker Tour is the premier name in internationally televised gaming and entertainment with brand presence in land-based tournaments, television, online, and mobile. WPT ignited the global poker boom in 2002 with the creation of its iconic television show, now in its 18th season, based on a series of high-stakes poker tournaments. ClubWPT.com is a unique online membership platform that offers inside access to the WPT.

For more information about Allied Esports Entertainment and its subsidiaries, please visit AlliedEsportsEnt.com.

Non-GAAP Financial Measures

As a supplement to our financial measures presented in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), Allied Esports Entertainment presents certain non-GAAP measures of financial performance. These non-GAAP financial measures are not intended to be considered in isolation from, as a substitute for, or as more important than, the financial information prepared and presented in accordance with GAAP. In addition, these non-GAAP measures have limitations in that they do not reflect all of the items associated with the company’s results of operations as determined in accordance with GAAP.

Allied Esports Entertainment provides net income (loss) and earnings (loss) per share in accordance with GAAP. In addition, Allied Esports Entertainment provides EBITDA (defined as GAAP net income (loss) before interest (income) expense, income taxes, depreciation, and amortization). The Company defines Adjusted EBITDA as EBITDA excluding stock-based compensation and impairment losses.

In the future, Allied Esports Entertainment may also consider whether other items should also be excluded in calculating the non-GAAP financial measures used by the company. Management believes that the presentation of these non-GAAP financial measures provides investors with additional useful information to measure Allied Esports Entertainment’s financial and operating performance. In particular, the measures facilitate comparison of operating performance between periods and help investors to better understand the operating results of Allied Esports Entertainment by excluding certain items that may not be indicative of the company’s core business, operating results, or future outlook. Additionally, we consider quantitative and qualitative factors in assessing whether to adjust for the impact of items that may be significant or that could affect an understanding of our ongoing financial and business performance or trends. Internally, management uses these non-GAAP financial measures, along with others, in assessing the company’s operating results, and measuring compliance with the requirements of the company’s debt financing agreements, as well as in planning and forecasting.

Allied Esports Entertainment’s non-GAAP financial measures are not based on a comprehensive set of accounting rules or principles, and the terms non-GAAP net income, non-GAAP earnings per share, and non-GAAP or adjusted EBITDA do not have a standardized meaning. Therefore, other companies may use the same or similarly named measures, but exclude different items, which may not provide investors a comparable view of Allied Esports Entertainment’s performance in relation to other companies.

Management compensates for the limitations resulting from the exclusion of these items by considering the impact of the items separately and by considering Allied Esports Entertainment’s GAAP, as well as non-GAAP, results and outlook, and by presenting the most comparable GAAP measures directly ahead of non-GAAP measures, and by providing a reconciliation that indicates and describes the adjustments made.

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Forward Looking Statements

This press release includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to recognize the anticipated benefits of the business combination; the ability to meet Nasdaq’s continued listing standards; costs related to the business combination; AESE’s ability to execute on its business plan; the ability to retain key personnel; potential litigation; and general economic and market conditions impacting demand for AESE’s services. AESE does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

# # #

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Investor Contact:

Lasse Glassen

Addo Investor Relations

lglassen@addoir.com

424-238-6249

Media Contact:

Brian Fisher

Allied Esports Entertainment

brian@alliedesports.com

714-975-8368

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Allied Esports Entertainment, Inc.

Condensed Consolidated Balance Sheets

	September 30, 2019	December 31, 2018
	(unaudited)
Assets
Current Assets
Cash	$9,355,496	$10,471,296
Restricted cash	4,950,000	–
Accounts receivable	2,446,427	1,533,235
Prepaid expenses and other current assets	1,706,102	711,889
Total Current Assets	18,458,025	12,716,420
Property and equipment, net	19,918,061	21,020,097
Goodwill	4,083,621	4,083,621
Intangible assets, net	15,459,080	17,234,992
Deposits	712,463	632,963
Deferred production costs	11,204,843	9,058,844
Investments	4,638,631	500,000
Total Assets	$74,474,724	$65,246,937

Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable	$1,285,149	$1,072,499
Accrued expenses and other current liabilities	3,474,902	2,442,145
Deferred revenue	3,153,197	3,307,843
Convertible debt, net of discount	12,785,519	–
Convertible debt, related party, net of discount	983,501	–
Accrued interest on convertible debt	1,462,173	–
Due to Former Parent	–	33,019,510
Total Current Liabilities	23,144,441	39,841,997
Deferred rent	1,558,958	1,383,644
Total Liabilities	24,703,399	41,225,641

Commitments and Contingencies
	–	–
Stockholders' Equity
Preferred stock, $0.0001 par value, 1,000,000 shares authorized, none issued and outstanding	–	–
Common stock, $0.0001 par value; 35,000,000 shares authorized, 23,176,146 and 11,602,754 shares issued and outstanding at September 30, 2019 and December 31,2018, respectively	2,317	1,160
Additional paid in capital	161,042,278	124,361,130
Accumulated deficit	(111,398,765)	(100,479,855)
Accumulated other comprehensive income	125,495	138,861
Total Stockholders' Equity	49,771,325	24,021,296
Total Liabilities and Stockholders' Equity	$74,474,724	$65,246,937

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Allied Esports Entertainment, Inc.

Condensed Consolidated Statements of Operations

(unaudited)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018

Revenues
In-person	$2,586,965	$2,202,443	$8,887,366	$6,068,081
Multiplatform content	1,031,383	949,345	3,540,373	2,121,645
Interactive	2,423,193	2,328,453	7,187,196	7,009,570
Total Revenues	6,041,541	5,480,241	19,614,935	15,199,296

Costs and expenses
In-person (exclusive of depreciation and amortization)	1,196,572	975,254	2,901,220	3,992,607
Multiplatform content (exclusive of depreciation and amortization)	786,706	860,332	2,907,827	2,033,834
Interactive (exclusive of depreciation and amortization)	569,478	612,786	1,976,012	1,903,347
Online operating expenses	172,879	129,770	489,269	1,541,789
Selling and marketing expenses	705,714	302,508	2,644,645	3,143,563
General and administrative expenses	4,711,692	3,871,179	13,378,166	12,364,722
Depreciation and amortization	1,716,103	1,892,665	5,133,947	5,228,709
Impairment expense	–	3,252,545	600,000	7,590,205
Total Costs and Expenses	9,859,144	11,897,039	30,031,086	37,798,776
Loss From Operations	(3,817,603)	(6,416,798)	(10,416,151)	(22,599,480)

Other (Expense) Income:
Other income	15,684	102,613	15,684	115,508
Interest expense	(451,553)	(564,358)	(518,443)	(1,877,616)
Foreign currency exchange income (loss)	–	113,916	–	(15,394)
Total Other Expense	(435,869)	(347,829)	(502,759)	(1,777,502)
Net Loss	(4,253,472)	(6,764,627)	(10,918,910)	(24,376,982)
Net loss attributed to non-controlling interest	–	(76,525)	–	(403,627)
Net Loss Attributable to Allied Esports Entertainment, Inc.	$(4,253,472)	$(6,688,102)	$(10,918,910)	$(23,973,355)

Basic and Diluted Net Loss per Common Share	$(0.24)	$(0.58)	$(0.79)	$(2.07)

Weighted Average Number of Common Shares Outstanding:
Basic and Diluted	18,098,797	11,602,754	13,791,896	11,602,754

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Allied Esports Entertainment, Inc.

Condensed Combined Statements of Cash Flows

(unaudited)

	For The Nine Months Ended
	September
	2019	2018
Cash Flows From Operating Activities
Net loss	$(10,918,910)	$(24,376,982)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	18,407	(779,000)
Amortization of debt discount	36,414	–
Bad debt expense	115,726	79,414
Depreciation and amortization	5,133,947	5,228,709
Realized loss on equity method investment	–	151,881
Subsidiary impairment / loss during consolidation period	–	1,838,739
Loss on deconsolidation of subsidiary	–	7,438,324
Impairment expense	600,000	–
Write-off of capitalized software costs	–	648,563
Deferred rent	175,314	(147,605)
Changes in operating assets and liabilities:
Accounts receivable	(1,029,096)	(593,675)
Deposits	(79,500)	19,397
Deferred production costs	(2,145,999)	(4,108,748)
Prepaid expenses and other current assets	(227,324)	(179,247)
Inventory	–	–
Accounts payable	(642,686)	367,956
Accrued expenses	898,157	576,731
Accrued interest on convertible debt	469,296	–
Accrued interest on notes payable to Former Parent	–	1,787,527
Deferred revenue	(154,646)	815,568
Total adjustments	3,168,010	13,144,534
Net Cash Used In Operating Activities	(7,750,900)	(11,232,448)

Cash Flows From Investing Activities
Net cash acquired in Merger	14,941,683	–
Investment in TV Azteca	(3,500,000)	–
Investment in ESA	(1,238,631)	(5,851,858)
Purchases of property and equipment	(2,173,200)	(16,834,824)
Purchases of intangible assets	(99,822)	(38,334)
Net Cash Provided by (Used In) Investing Activities	$7,930,030	$(22,725,016)

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Allied Esports Entertainment, Inc.

Condensed Combined Statements of Cash Flows, continued

(unaudited)

	For The Nine Months Ended
	September
	2019	2018

Cash Flows From Financing Activities
Proceeds from line of credit	$–	$5,000,000
Proceeds from convertible debt	3,000,000	–
Proceeds from convertible debt, related party	1,000,000	–
Proceeds from notes payable to Parent	–	11,174,913
Due to Former Parent	(346,804)	14,269,373
Net Cash Provided By Financing Activities	3,653,196	30,444,286

Effect of Exchange Rate Changes on Cash	1,874	(36,872)

Net Increase (Decrease) In Cash And Restricted Cash	3,834,200	(3,550,050)
Cash and restricted cash - Beginning of period	10,471,296	13,610,138
Cash and restricted cash - End of period	$14,305,496	$10,060,088

Cash and restricted cash consisted of the following:
Cash	9,355,496	10,060,088
Restricted cash	4,950,000	–
	$14,305,496	$10,060,088

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for interest	$–	$46,466

Non-cash investing and financing activities:
Non cash investment in ESA	$–	$5,610,085
Due to Former Parent satisfied by issuance of common stock in connection with Merger	$18,179,745	$–
Convertible debt and related interest assumed in Merger	$10,992,877	$–
Warrants granted to convertible debt holders in connection with Merger	$114,804	$–
Contingent consideration for convertible debt holders in connection with Merger	$152,590	$–

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RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(in thousands)

(unaudited)

EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as a substitute for net income (loss), operating income (loss) or any other performance measure derived in accordance with United States generally accepted accounting principles (“GAAP”) or as an alternative to net cash provided by operating activities as a measure of AESE’s profitability or liquidity. AESE’s management believes EBITDA and Adjusted EBITDA are useful because they allow external users of its financial statements, such as industry analysts, investors, lenders and rating agencies, to more effectively evaluate its operating performance, compare the results of its operations from period to period and against AESE’s peers without regard to AESE’s financing methods, hedging positions or capital structure and because it highlights trends in AESE’s business that may not otherwise be apparent when relying solely on GAAP measures. AESE presents EBITDA and Adjusted EBITDA because it believes EBITDA and Adjusted EBITDA are important supplemental measures of its performance that are frequently used by others in evaluating companies in its industry. Because EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income (loss) and may vary among companies, the EBITDA and Adjusted EBITDA AESE presents may not be comparable to similarly titled measures of other companies. AESE defines EBITDA as earnings before interest, income taxes, depreciation and amortization of intangibles. AESE defines Adjusted EBITDA as EBITDA excluding stock-based compensation and impairment losses.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from net loss, AESE’s most directly comparable financial measure calculated and presented in accordance with GAAP.

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
Net Income (Loss)	$(4,253,472)	$(6,688,102)	$(10,918,910)	$(23,973,355)
Depreciation and amortization	1,716,103	1,892,665	5,133,947	5,228,709
Federal, state and foreign tax	–	24,962	4,554	78,090
Impairment expense	–	3,252,545	600,000	7,590,205
Other (income)	(15,684)	(102,613)	(15,684)	(115,508)
Interest expense	451,553	564,358	518,443	1,877,616
Foreign currency exchange income (loss)	–	(113,916)	–	15,394
Net loss attributed to non-controlling interest	–	(76,525)	–	(403,627)
EBITDA	$(2,101,500)	$(1,246,626)	$(4,677,650)	$(9,702,476)

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